UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                  INFORMATION TO BE INCLUDED IN THE STATEMENTS
                FILED PURSUANT TO RULES 13d-1(b) (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 3)



                               HENRY SCHEIN, INC.
                                (Name of issuer)



                     Common Stock, par value $0.01 per share
                         (Title of class of securities)



                                    806407102
                                 (CUSIP number)
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_| Rule 13d-1(b)
     |_| Rule 13d-1(c)
     |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806407102                 13G


1    NAMES OF REPORTING PERSONS
     Trust established by Marvin H. Schein under Trust Agreement dated May 15, 1995.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [x]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


     NUMBER OF           5    SOLE VOTING POWER        0
     SHARES
     BENEFICIALLY        6    SHARED VOTING POWER      1,701,315
     OWNED BY
     EACH                7    SOLE DISPOSITIVE POWER   0
     REPORTING
     PERSON              8    SHARED DISPOSITIVE POWER 1,701,315
     WITH


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,315


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [x]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%


12   TYPE OF REPORTING PERSON* 00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 5. Ownership of Five Percent or Less of a Class.

     |X| The reporting person has ceased to be the beneficial owner of more than 5% of the class.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1999





                         /s/ Marvin H. Schein
                         Marvin H. Schein, as co-trustee of the Trust
                         established by Marvin H. Schein under Trust
                         Agreement dated May 15, 1995


                         /s/Leslie J. Levine
                         Leslie J. Levine, as co-trustee of the Trust
                         established by Marvin H. Schein under Trust
                         Agreement dated May 15, 1995